SOURCE:	AXCAN PHARMA INC.

NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

TSX SYMBOL (Toronto Stock Exchange):	AXP

DATE:	September 26, 2006

Press release for immediate distribution

AXCAN AND AGI THERAPEUTICS SIGN EXCLUSIVE LICENSE AND

CO-DEVELOPMENT AGREEMENT FOR THE NEXT-GENERATION THERAPY FOR
GERD AND THE CONTROL OF NOCTURNAL ACID BREAKTHROUGH

MONT-SAINT-HILAIRE, QUEBEC – Axcan Pharma Inc. (NASDAQ: AXCA - TSX: AXP) today announced the signature of an exclusive license and co-development agreement with AGI Therapeutics, plc (AIM, IEX: AGI) for CHRONAB omeprazole (“AGI-010”). AGI-010 is a delayed/controlled release formulation of the proton pump inhibitor drug (“PPI”) omeprazole and is being developed for the treatment of gastro-esophageal reflux disease (“GERD”), and in particular to address the control of nighttime gastric acidity, known as Nocturnal Acid Breakthrough (“NAB”), which remains a significant unmet medical need.

Axcan has paid a US$1.5 million upfront fee on signing and will make specified milestone payments that could total up to US$17.5 million, with the majority contingent upon achievement of regulatory milestones. In addition, the agreement calls for Axcan to pay AGI royalties on future net sales. Axcan and AGI will collaborate in developing AGI-010 and will share development costs until a New Drug Application is submitted. If approved, AGI-010 would be marketed by Axcan with AGI having an option to co-promote AGI-010 to a selected target group in the gastrointestinal market. AGI has also granted Axcan the right to exercise options to extend the territory and the scope of the license to include other proton pump inhibitors. Patent applications for AGI-010 have been filed. If approved, they would provide patent protection in numerous territories, including North America, past 2020.

"We are pleased to combine AGI’s expertise in product discovery with Axcan’s capability in development and, as a result, be able to bring to the gastrointestinal market an innovative controlled release version of omeprazole. We are looking forward to our partnership,” said Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. “We believe that this opportunity has the potential to strengthen our product pipeline, in line with the overarching objective of the company to develop new drugs that would address clinically significant and unmet medical needs in gastroenterology. Based on our current development strategy, the cost of developing AGI-010 will be distributed over the next couple of years and fall within our currently planned research and development expenses. We are in the process of finalizing this strategy and one of the alternatives we are evaluating is the option of qualifying for bioequivalence development under the U.S. FDA regulations. Should the product qualify, such a strategy could lead to accelerated development and launch of this innovative product.”

Commenting on the transaction, Dr. John Devane, CEO of AGI, said: "We are delighted to announce our first partnership agreement with Axcan. It fits very well with our business model of entering into development and commercialization agreements for products that address larger, established markets. Axcan is an excellent choice of partner for our delayed/controlled release omeprazole formulation and we are confident that their extensive knowledge of developing and marketing products for the gastrointestinal market will contribute to commercial success. Nocturnal acid breakthrough continues to be a significant shortcoming of current PPI therapy for GERD patients and with AGI-010 we look forward to being able to better address the needs of these patients with a more effective and improved therapy.”

ABOUT GERD AND NOCTURNAL ACID BREAKTHROUGH

Gastro Esophageal Reflux Disease (“GERD”) is the most common gastrointestinal disorder, and it is estimated that more than 20% of the general population in North America suffers from GERD. It is defined as symptoms and/or mucosal damage produced by the abnormal reflux of gastric contents into the esophagus, causing heartburn or acid regurgitation. Nocturnal GERD symptoms (e.g. nighttime heartburn) have a higher impact on the quality of life than isolated diurnal symptoms. Nocturnal GERD has been associated with complications of GERD and increased risk of esophageal adenocarcinoma.

Nocturnal Acid Breakthrough (“NAB”) is defined as the presence of at least 60 continuous minutes of intragastric pH < 4 during the overnight period (10pm – 6am) in patients taking a PPI twice daily before meals. It is estimated to occur in more than 50% of GERD patients on PPI therapy. Although the correlation between NAB episodes and acid-related symptoms is incomplete, a prolonged nocturnal esophageal acid exposure has been shown to contribute to the development of erosive esophagitis, and the clinical relevance of reflux into the esophagus during episodes of NAB is high in patients with impaired esophageal clearance and/or complicated GERD (e.g., Barrett's esophagus, esophageal motility abnormalities).

PPIs are commonly used drugs in the treatment of GERD and are one of the largest selling drug classes with global annual sales in excess of US$20 billion. One of the most commonly prescribed PPI drugs is omeprazole, which was reported to have a 29% share of the PPI market in 2003.

PPIs have been shown to be efficacious in controlling acid-related symptoms in most patients. However, despite the modification of their dosing regimen, PPIs have had limited success in controlling the nighttime symptoms of reflux and/or reducing the magnitude of NAB episodes in GERD. Clinical data have revealed that PPIs, even though they significantly decrease acid secretion, do not completely eliminate intragastric acidity due to their pharmacological profile, which may be improved using controlled-release formulations, such as AGI-010.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and the Toronto Stock Exchange under the symbol "AXP."

AXCAN PHARMA INC.

ABOUT AGI THERAPEUTICS

AGI is a speciality pharmaceutical company which is focused on the development and commercialization of differentiated drug products for gastrointestinal diseases and disorders. AGI’s common shares are listed on the Alternative Investment Market of the London Stock Exchange (“AIM”) and on the Irish Enterprise Exchange of the Irish Stock Market (“IEX”) under the symbol “AGI”.

AGI has a portfolio of product candidates derived from the Known Molecular Entity (‘‘KME’’) approach to drug re-profiling and development. KME is a re-profiling methodology used by AGI to identify existing therapeutic drugs which typically have been marketed for a number of years, have established safety profiles and can be developed for new clinical indications or with improved profiles in their existing clinical indications. In this way, AGI seeks to reduce the risk, time and cost of new product development as compared to the development of new chemical entities.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are often identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and Canadian securities regulators, including under the Canadian Multi-jurisdictional Disclosure System.

INFORMATION:	Isabelle Adjahi
Director, Investor Relations
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com

AXCAN PHARMA INC.